Filed pursuant to Rule 433

Registration Statement No. 333-142116

December 16, 2009

Relating to Preliminary Prospectus Supplement

dated December 15, 2009

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

Issuer	Federative Republic of Brazil
Transaction	Re-opening of 5.875% Global Bonds due 2019
Ratings*	Baa3/BBB-/BBB- (Positive / Stable / Stable)
Distribution	SEC Registered
Amount Issued	US$25,000,000 (brings total size to US$2,300,000,000)
Gross Proceeds	US$27,051,000 (not including accrued interest)
Coupon	5.875% 30/360-day count basis
Maturity	January 15, 2019
Offering Price	108.204% (plus accrued interest totaling US$640,538.19, or US$25.62 per US$1,000 principal amount of global bonds, from July 15, 2009 to, but not including, December 22, 2009)
Yield to Maturity	4.750%
Reference Benchmark Bond	UST 3.375% Notes due November 15, 2019
Benchmark Yield	3.580%
Reoffer Spread	117bps
Underwriting Fee	0.25%
Denominations (Min / Increment)	US$100,000/US$1,000
Interest Pay Dates	January 15 and July 15
First Interest Payment Date	January 15, 2010
Optional Redemption	The global bonds may be redeemed at the option of Brazil in whole or in part by paying a redemption price equal to the principal amount of the global bonds plus a Make-Whole Amount at the Treasury Rate plus 50 basis points plus accrued interest on the principal amount of the global bonds to the date of redemption.
Pricing Date	December 16, 2009
Settlement Date	December 22, 2009 (T+4)
CUSIP / ISIN	105756BQ2 / US105756BQ28
Listing	Euro MTF Market Luxembourg
Bookrunners	Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Underwriting Commitments	Goldman, Sachs & Co.: US$12,500,000 Morgan Stanley & Co. Incorporated: US$12,500,000

A preliminary prospectus supplement of Brazil accompanies the free-writing prospectus and is available from the SEC’s website at: http://www.sec.gov/Archives/edgar/data/205317/000119312509252913/d424b5.htm

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from your Goldman Sachs sales representative, from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Prospectus Department (212-902-1171) or by calling Morgan Stanley & Co. Incorporated at toll-free 1-866-718-1649.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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